AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission

Year ended December 31, 2015

Net capital:			
Member's equity qualified for net capital		$	5,468,589
Deductions and/or changes:			
Non-allowable assets:			
Due from affiliates	198,508		
Accounts receivable	60,950		
Other assets	394,991		
Total non-allowable assets			654,449
Haircuts on securities:			
Exempted securities	22,067		
Debt securities	1,854,500		
Undue concentration	696,494		
Total haircuts on securities			2,573,061
Net capital			2,241,079
Minimum net capital requirement – greater of $102,719 (6 2/3% of aggregate indebtedness) or $100,000			102,719
Excess net capital		$	2,138,360
Aggregate indebtedness		$	1,540,788
Ratio of aggregate indebtedness to net capital			0.69 to 1

There are no material differences between the above computation and the computation
included in the Company's corresponding unaudited Form X-17A-5 Part IIA amended
on February 24, 2016.